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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                          NORLAND MEDICAL SYSTEMS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   656031-10-1
                                 (CUSIP Number)

                               Reynald G. Bonmati
                                  Premium Point
                             New Rochelle, NY 10801
                                 (914) 576--1595

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 17, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-2(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits, should be filed with the Commission. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


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CUSIP No. 656031-10-1
                                                                     Page 2 of 7

                                  SCHEDULE 13D

----------------------- -------------------------------------------------------------------------------------------
1                       NAMES OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Reynald G. Bonmati (Social Security Number ###-##-####)

----------------------- -------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ( )
                                                                                            (b) (x)

----------------------- -------------------------------------------------------------------------------------------
3                       SEC USE ONLY




----------------------- -------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                        OO

----------------------- -------------------------------------------------------------------------------------------
5                       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

----------------------- -------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        U.S. Citizen
----------------------- -------------------------------------------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 4,129,956
WITH
                        -------------------------------------------------------------------------------------------
                        8             SHARED VOTING POWER

                                      10,814,758
                        -------------------------------------------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      4,129,956

                        -------------------------------------------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      10,814,758

-------------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        14,944,714

-------------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)(  )

--------------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        49.1%
--------------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        IN
--------------------------------------------------------------------------------------------------------------------

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CUSIP No. 656031-10-1
                                                                     Page 3 of 7

                            Statement on Schedule 13D

         This Amendment amends and supplements the Statement on Schedule 13D of Reynald G. Bonmati filed with the Securities and Exchange Commission on August 4, 2000, (the "Original Statement") with respect to the beneficial ownership by such person of shares of common stock, par value $.0005 per share ("Common Stock"), of Norland Medical Systems, Inc., a Delaware corporation ("Issuer"). The filing of this Amendment is occasioned by a certain distribution and purchase of the shares described herein in the reporting of certain transfers of the shares as described herein. The purpose of this filing is also to correct Amendment No. 8 filed on February 26, 2001. Although Amendment No. 8 correctly stated that Mr. Bonmati beneficially owned 14,328,048 shares of Common Stock, it incorrectly stated that Mr. Bonmati owned 53.0% of the total shares of Common Stock outstanding. Amendment No. 8 should have reported that Mr. Bonmati was the beneficial owner of 47.1% of the total shares of Common Stock outstanding. Except as set forth herein, the information provided in the original statement is unchanged.

         On May 14, 2001, Bones, L.L.C. ("Bones") distributed to its members 250,000 shares of the Common Stock of the Issuer. On May 17, 2001, Bones acquired 666,667 additional shares of the Common Stock of the Issuer. Mr. Bonmati is a managing member of Bones. Accordingly, Mr. Bonmati may be deemed to beneficially own the shares purchased and sold by Bones due to his relationship with the entity.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock of Norland Medical Systems, Inc ("Company"). The principal executive office of the Company are located at 106 Corporate Park Drive, Suite 106, White Plains, New York 10604.

ITEM 2.  IDENTITY AND BACKGROUND.

         The person filing this statement is Reynald G. Bonmati, whose residence address is Premium Point, New Rochelle, New York 10801. The undersigned is Chairman of the Board, President, Treasurer and a Director of the Company. The undersigned is also President and a Director Novatech Resource Corporation ("Novatech Resource") and a managing member of Bones, each entity being a stockholder of the Issuer.

         During the past five years, the foregoing party has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar mis-

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CUSIP No. 656031-10-1
                                                                     Page 4 of 7


demeanors), or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

         Mr. Bonmati is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Bones distributed 250,000 shares to its members with a market value of $.08 per share on May 14, 2001. Bones paid cash consideration in the amount of $60,000 for its purchase of 666,677 shares on May 17, 2001.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         The reporting person has no present plans or proposals that relate to or would result in or cause:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
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CUSIP No. 656031-10-1
                                                                     Page 5 of 7

         (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated above.

         The filing person reserves the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of May 18, 2001, there were 30,433,509 shares of common stock of the Issuer outstanding. Mr. Bonmati may be deemed to be the beneficial owner of 14,944,714 shares of Common Stock (or 49.1% of the total shares outstanding). This figure includes: (i) 4,129,956 shares owned directly by Mr. Bonmati; (ii) 87,842 shares owned by Novatech Resource and (iii) 10,726,916 shares owned by Bones.

         Mr.  Bonmati  may be deemed to  beneficially  own the  shares  owned by
Novatech Resource and Bones due to his relationship with such entities. Mr. Bonmati is a managing member of Bones. Mr. Bonmati is President and a principal stockholder of Novatech Resource. Beneficial ownership of the stock owned by Novatech Resource and Bones is disclaimed by Mr. Bonmati, except to the extent of his proportionate interest in such entities. The above ownership figures do not include a total of 1,064,310 shares of Common Stock owned by Mr. Bonmati's wife, as trustee of the Sandrine Bonmati Trust and the Chrystele Bonmati Trust benefiting their children, with respect to which Mr. Bonmati disclaims beneficial ownership.

         (b) Mr. Bonmati has sole power to vote and dispose of 4,129,956 shares owned directly by Mr. Bonmati and shared power to vote and dispose of (i) 87,842 shares owned by Novatech Resource and (ii) 10,726,916 shares owned by Bones.

         (c) There have been no transactions in securities of the Issuer effected during the past sixty days by the undersigned other than as described herein.


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CUSIP No. 656031-10-1
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         (d) Except as set forth in this Amended  Statement,  no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

         (e) Item 5(e) is not applicable to this Amended Statement.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
         OR RELATIONSHIPS WITH RESPECT TO THE
         SECURITIES OF THE COMPANY

         N/A

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         N/A




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CUSIP No. 656031-10-1
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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 18,2001




                                                     /s/ Reynald G. Bonmati
                                                     ------------------------
                                                     Reynald G. Bonmati